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                                                                       EXHIBIT 9






                                                                  Court File No.

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE

                                [COMMERCIAL LIST]

BETWEEN:

                            GREENLIGHT CAPITAL, INC.,
            GREENLIGHT CAPITAL, LP, GREENLIGHT CAPITAL QUALIFIED, LP,
                       GREENLIGHT CAPITAL OFFSHORE, LTD.,
            GREENLIGHT MASTERS, LP, GREENLIGHT MASTERS QUALIFIED, LP
                      AND GREENLIGHT MASTERS OFFSHORE, LTD.

                                                                      Applicants

                                      -and-

            FRANK STRONACH, 445327 ONTARIO LIMITED, M. DOUGLAS YOUNG,
        PHILLIP K. FRICKE, MANFRED JAKSZUS, BRIAN TOBIN, JOHN SIMONETTI,
                                 BARRY BYRD, and
                              MI DEVELOPMENTS INC.

                                                                     Respondents


                           AFFIDAVIT OF DAVID EINHORN

                                       MCCARTHY TETRAULT LLP
                                       Barristers & Solicitors
                                       Suite 4700, Toronto Dominion Bank Tower
                                       Toronto ON  M5K 1E6

                                       R. PAUL STEEP
                                       LSUC#: 21869L
                                       Tel:    (416) 601-7998
                                       Fax:   (416) 868-0673

                                       RENE SORELL
                                       LSUC#:  17613G
                                       Tel:    (416) 601-7947
                                       Fax:    (416) 868-0673

                                       SARIT E. BATNER
                                       LSUC#: 42797N
                                       Tel: (416) 601-7756
                                       Fax: (416) 868-0673
                                       Solicitors for the Applicants

                                                                  Court File No.

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE

                                [COMMERCIAL LIST]

BETWEEN:

                            GREENLIGHT CAPITAL, INC.,
            GREENLIGHT CAPITAL, LP, GREENLIGHT CAPITAL QUALIFIED, LP,
                       GREENLIGHT CAPITAL OFFSHORE, LTD.,
            GREENLIGHT MASTERS, LP, GREENLIGHT MASTERS QUALIFIED, LP
                      AND GREENLIGHT MASTERS OFFSHORE, LTD.



                                                                      Applicants

                                      -and-

            FRANK STRONACH, 445327 ONTARIO LIMITED, M. DOUGLAS YOUNG,
        PHILLIP K. FRICKE, MANFRED JAKSZUS, BRIAN TOBIN, JOHN SIMONETTI,
                                 BARRY BYRD, and
                              MI DEVELOPMENTS INC.

                                                                     Respondents

         APPLICATION UNDER Section 248 of the Ontario Business Corporations Act ("OBCA") and Rule 14.05(2) of the Ontario Rules of Civil Procedure.

                           AFFIDAVIT OF DAVID EINHORN

         I, DAVID EINHORN, Investment Fund Manager, of the City of New York, in the State of New York, in the United States of America, MAKE OATH AND SAY AS
FOLLOWS:

PERSONAL BACKGROUND

1. I am the President of Greenlight Capital, Inc. ("Greenlight") and have investment discretion over the investments of the other Applicants in this Application (collectively the "Funds") and, as such, have knowledge of the facts hereafter deposed to.


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                                      -3-

2. Throughout my professional career, I have worked in the investment industry in the United States. In 1996, I founded Greenlight.

OVERVIEW AND SUMMARY

3. Greenlight acts as an investment manager for various funds under its management and primarily makes investments in publicly traded securities.

4. In 2003, Greenlight caused the Funds to invest in MI Developments Inc. ("MID"), a real estate operating company that holds a portfolio of industrial and commercial properties. Greenlight and its affiliates own 4,730,000 Class A Subordinate Voting Shares of MID (the "MID Class A Shares" or "Class A Shares"). This represents 9.9% of the MID Class A Shares outstanding.

5. MID was a wholly-owned subsidiary of Magna International Inc. ("Magna"), a diversified global automotive supplier, until August 2003. Members of the Magna group of companies are the primary tenants and source of almost all of the real estate revenue of MID. Magna is, therefore, by far the most important customer of MID.

6. MID also owns a majority equity interest in Magna Entertainment Corporation ("MEC"). MEC owns horse racing tracks and related gambling and entertainment assets.

7. MID and MEC were spun-off to Magna's shareholders in furtherance of a plan adopted in 1999 by Magna to concentrate on its automotive business and cause its non-automotive assets to be run through separate public companies and without ongoing financial support from Magna.


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                                      -4-


8. Magna is controlled by the Stronach Trust whose trustees are Frank Stronach ("Stronach") and certain other Stronach family members who are also members of a class of potential beneficiaries under the Stronach Trust. For this reason, Stronach is shown in proxy statements of both MID and MEC as beneficial owner of shares of MID held through the Stronach Trust and the Respondent 445327 Ontario Limited ("445327").

9. Stronach is Chairman of Magna, MID and MEC and is actively involved in all three businesses. The Stronach Trust owns all of the issued and outstanding shares of 445327 which in turn owns 363,414 Class B Shares of MID. Each of those Class B Shares has attached to it 500 votes. Through 445327's ownership of MID Class B Shares, Stronach controls, by votes, MID but he has less than a 1% ownership in the total equity of MID. Through MID's 59% interest in MEC, Stronach is also able to control MEC.

10.Stronach exercises influence at various levels in the MID/MEC structure. Magna, which is also controlled by the Stronach Trust and of which Stronach is Chairman took the initiative in implementing the 2003 MID spin-off. Stronach has been the Chairman of the MID board of directors ("Board" or "Board of Directors") since the spin-off. Through the Stronach Trust and 445327, Stronach is able to appoint and remove the Board of Directors of MID on his own. Stronach has indicated he is prepared to use his power over the Directors to preserve his ability to control both MID and MEC. (see paragraph 59 below) The Board of Directors including its "independent" members are admirers of Stronach and defer to Stronach on matters of strategic direction vis a vis MEC. Stronach favours the complete integration of MID and MEC. (see paragraph 39 below). He has a grandiose plan for MEC and has publicly stated that he sees it growing into a $300 to $600 billion company, in his words, "the largest company in the world." (see paragraph 104 below). MEC's current annual revenue is less


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                                      -5-


than $1 billion. (All dollar amounts refer to United States currency). He has used his position as Chairman of the MID Board of Directors and his voting control of MID to help fund this grandiose plan with MID's resources, effectively using MID as MEC's banker. However, to date, MEC has produced substantial losses and negative cash flow. It is expected that MEC will continue to produce losses and require significant cash infusions for at least the near and intermediate terms.

11. MEC reported losses in 2002, 2003 and 2004, expects losses in 2005 and requires significant financing in the future to execute its business strategy. MEC has not arranged for sufficient long-term financing for its projects from an independent third party source and has little incentive to do so with MID acting as its banker. I believe, based on public statements of MEC's current chief executive officer, that it has no prospect of achieving a break-even position or profitability for at least two years.

12. After years during which there has been a failure to contain costs or to achieve operating efficiencies, MEC has overextended its balance sheet and lost access to the capital markets on commercially reasonable terms. MID has become MEC's banker of last resort. For example, in December 2004 MID agreed to provide $192 million in construction loans to MEC subsidiaries that own and operate two race tracks (the "Project Financings"). On July 22, 2005, MID announced significant additional funding for MEC through a $100 million subsidy bridge loan facility (the "Bridge Loan").

13. MID shareholders have never accepted or endorsed this role for MID. MID repeatedly represented to the Applicants and other public investors that its ongoing relationship with MEC and its business strategy would be quite different, and MID's actions have been contrary


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                                      -6-


to the representations made and the expectations of the public shareholders. Its representations were as follows:

         (a) MID would carry on a real estate business devoted primarily to generating stable cash flow from industrial or commercial properties but with a heavy concentration in industrial property leased to Magna;

         (b) MID and MEC would remain separate companies with separate management teams and boards of directors;

         (c) MID's investments in MEC would take the form of co-developments of MEC's unutilized lands and would represent only a limited portion of the MID commercial real estate investment portfolio; and

         (d) any investment in MEC projects by MID would be on attractive financial terms that would compensate MID for the relatively high economic risk of MEC projects compared to the stable industrial real estate investments that constituted MID's core business.

         Apart from MID's equity stake in MEC, there were no other cross investments between the two companies at the time of the spin-out in August 2003. After the spin-out, in 2003, MID expended $29 million on land in Romulus, Michigan that MEC should have purchased. MID represented in its 2003 annual report that the land could be used for a racetrack or for industrial or commercial purposes, when it was in fact specifically earmarked for MEC's use for development as a MEC racetrack. This is the first instance of misuse of

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                                      -7-


MID's balance sheet for the benefit of MEC, where MEC in effect received a free option on the land without appropriate compensation to MID shareholders. (see paragraph 29 below)

14. Since at least 2004, the business of MID has been conducted by the Respondents in a manner that is oppressive to, unfairly disregards the interest of and is contrary to the expectations of the Applicants and other MID public investors in that:

         (a) with the active involvement of Stronach and its Board of Directors, MID expended significant resources during 2004 in an unsuccessful and unjustifiable attempt to combine the businesses of MID and MEC despite representing to public investors that MID and MEC were to remain separate independent companies;

         (b) investments by MID in MEC have been much larger than public MID shareholders were led to expect;

         (c) investments by MID in MEC have been effected on terms that are below market, do not compensate MID for the high economic risk of such projects and are below the standard of what public MID shareholders were led to expect;

         (d) there has been a high level of senior executive turnover and management instability within MID. Significant termination-related payments have been made to departing executives. MID's management has been completely focused on MEC and therefore has been unable to execute the core low-risk, high value-added real estate strategy;

         (e) despite consistent losses over the years and the prospect of continued losses, Stronach and the Board are committed to a grandiose multi-year plan for MEC announced in May 2005 that envisages MEC growing to a $300 to $600 billion company, and becoming a global purveyor of horse racing content in a few years. Stronach, MID's Board and its special committee (the "Special Committee") have committed to provide an unspecified amount of incremental funding to support this goal;

         (f) after MID's shareholders other than Stronach overwhelmingly supported the Proposals (as described in paragraph 71) at the May 2005 MID shareholder meeting (voting 92% in favour of separating MID and MEC and 87% in favour of converting MID to a more income oriented vehicle), and Stronach used his voting power to defeat them, the MID Board of Directors, the Special Committee and MID management failed to take any action to implement the Proposals despite representing to shareholders that MID would consider the implications of the vote which, apart from Stronach's votes, was overwhelmingly in favour of the Proposals. Instead, on July 22, 2005, MID announced the Bridge Loan thereby extending the program of financial assistance. MID has not indicated that this is the end of further financing transactions to MEC and purports still to be evaluating its relationship with MEC in light of comments received from MID shareholders in connection with the Proposals. The refusal to respond to the clear views of MID's economic owners communicated in the results of the vote is part of a deliberate strategy followed by the Respondents to keep MID available as a MEC funding source for as long as possible.

15. The conduct of Stronach has been oppressive and has unfairly disregarded the interest of the Applicants and other Class A shareholders in that:

         (a) he has used his voting power to put in place a MID Board of Directors that "believes" in his vision of MEC and which is prepared to use MID as a funding vehicle for MEC despite clear evidence that the vast majority of MID's equity owners do not endorse and were not led to expect this role for MID;

         (b) has used his influence over MID as a beneficial owner of super-voting shares, founder, chairman and spokesman to support MEC at the expense of MID despite his less than 1 percent interest in MID;

         (c) has committed MID resources to support a plan for MEC that unrealistically projects astronomical revenue growth over a very short period based on a vague and grandiose plan to make MEC a $300 to $600 billion global horse racing content provider; and

         (d) has evidently directed a campaign by MID management to imply that MID's pipeline to the core Magna real estate business is dependent on MID limiting its borrowing and that business from Magna (which he also controls) has been put "at risk" by the Proposals and by Greenlight's actions.

16. The process followed in 2004 and 2005 by the Special Committee to evaluate related party transactions between MID and MEC lacked independence and any real substance due to the Special Committee's fear of being removed by Stronach and the predisposition of the Board and of the Special Committee to support Stronach's plans for MEC based on his track


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                                      -10-


record of success in building Magna's automotive supply business. The actions of the Special Committee unfairly disregarded the interests of the Applicants in that, among other things, the Special Committee:

         (a) proposed a merger of MID and MEC in 2004 which would have resulted in the privatization of MEC which was fundamentally at odds with the corporate policy of separateness between MID and MEC represented to MID shareholders and consistently reinforced by MID management;

         (b) acted contrary to the expectation that having withdrawn the proposed merger (after Greenlight filed a complaint letter with the Ontario Securities Commission to seek appropriate protections for MID shareholders), the Special Committee would thereafter respect MID shareholder expectations by evaluating future related party transactions between MID and MEC according to MID's best interests;

         (c) failed to disclose that, despite its duty to independently examine MID/MEC transactions on a project by project basis, it had adopted Stronach's grandiose business plan for MEC based on Stronach's historical success at Magna, a distinctly different business;

         (d) incorrectly analyzed (by, among other things, failing to discuss the Proposals appropriately with Greenlight or even compare the financial impact of implementing the Proposals to the financial impact of MID's stance) and recommended against the adoption of Proposals to separate MID and MEC and to convert MID into an income-oriented vehicle. None of Stronach, MID management, the Special Committee or MID's Board of Directors disputes that MID's shares would be significantly more valuable today were MID to implement the Proposals;

         (e) subordinated MID's interests to MEC's interests by using significant MID resources to satisfy cash needs at MEC which has been caused by its failure to control costs and achieve operational efficiencies and by the pursuit of Stronach's grandiose business plan; and

         (f) approved funding to MEC on a basis that subsidizes MEC but does not advance MID's core real estate business and is not in the best interest of MID's shareholders.

17. The present application has been brought in light of the conduct described above. That the value of MID shares is currently significantly depressed under MID's current structure is not disputed by anyone at MID.

GREENLIGHT

18. Greenlight is an investment management firm based in New York City founded in 1996. Greenlight and affiliates manage the Funds and specialize in investing primarily in publicly traded securities. Greenlight primarily makes long-term investments seeking high absolute rates of return while minimizing the risk of capital loss. Together with its affiliates, Greenlight manages in excess of $3 billion.

19. The Applicants own 4,730,000 Class A Shares of MID representing 9.9% of MID's Class A Shares outstanding. The Class A Shares are beneficially owned by Greenlight Capital, LP, Greenlight Capital Qualified, LP, Greenlight Capital Offshore, Ltd., Greenlight Masters, LP,


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                                      -12-


Greenlight Masters Qualified, LP and Greenlight Masters Offshore, Ltd. each of which has also joined as a co-applicant in this proceeding.

THE STRONACH ENTITIES: MAGNA, MID AND MEC

20. Stronach is the Chairman of the Board of Magna, MID and MEC. MID and MEC are two interrelated parts of Stronach's commercial empire. Each company had its origins with Magna. Magna determined in 1999 that its non-automotive businesses should be in free-standing public companies that are not supported financially by Magna and, as a result, MID and MEC became separate public companies.

21. MID is a publicly traded real estate operating company incorporated under the Business Corporations Act (Ontario) that is the successor corporation to several wholly-owned subsidiaries of Magna that formed Magna's real estate division and held the controlling investment in MEC, and was amalgamated in August 2003 to form MID, which was subsequently spun-off from Magna pursuant to a distribution to shareholders of Magna. As part of the spin-out transaction, MID acquired Magna's controlling interest in MEC. MID's two classes of shares are traded on the Toronto Stock Exchange and the Class A Shares are also traded on The New York Stock Exchange.

22. MEC, a publicly traded company incorporated under the laws of the State of Delaware, owns and operates horse racetracks and simulcasts live racing content to inter-track, off-track and accounting wagering markets and was formed in 1999 as part of the reorganization in which Magna (a) separated its non-automotive businesses from its automotive businesses and (b) committed through a "forbearance agreement" for seven years ending May 31, 2006, to


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                                      -13-


forbear from providing financial assistance to its non-automotive businesses, like MEC. By taking these steps at Magna, Stronach's most successful and important investment, Stronach appeared to endorse the principle that different businesses should be run separately by separate managements and that one business (and thus its shareholders) should not subsidize another. MEC's Class A Subordinate Voting Stock trades on the NASDAQ National Market and on the Toronto Stock Exchange. MEC has recorded net losses and negative cash flow in each of the last three years and this trend is expected to continue through 2005 and for at least the next two years. In contrast, MID's real estate business has been consistently profitable.

23. Although both MID and MEC are separate public companies, and although Stronach beneficially owns less than 1% of the equity in MID and 4.4% of the equity in MEC, he is able to control both companies by virtue of his indirect beneficial ownership through the Stronach Trust and 445327 of MID Class B shares which carry 500 votes each.

24. By using two-tiered voting structures through which public shareholders hold lesser voting shares and Stronach holds higher voting shares, he has been able to spin-out MID and MEC without having to relinquish control of them. The chart attached as Exhibit A reflects this ownership structure.

25. Despite his negligible equity stake, Stronach elects all of the directors of MID and is able to control MID and, through MID's 59% ownership of MEC, also elects all the directors of MEC and thereby controls MEC. Greenlight believes that through this use of his voting power, his position as founder and Chairman of both companies, his day-to-day participation in decisions concerning both companies and his ability to influence the commercial relationship between Magna and MID, Stronach is in a position to and does exert control over the direction and management of both companies and their business strategies.

MID'S REPRESENTATIONS TO GREENLIGHT AND OTHER PUBLIC INVESTORS

26. The Applicants initially invested in MID at the time of its spin-out from Magna in the third quarter of 2003 because MID had represented itself to be a low-risk, high value-added, steady cash flow real estate business focusing on stable industrial and commercial properties. Although it had a separate equity investment in MEC, MID represented it had no plans to increase that investment and, to the extent it was strategic, its ownership of MEC could be a means for MID to capitalize on financially attractive land development opportunities within MEC. Each business had its own management team and board of directors and Greenlight understood that this separation would continue.

27. At the time of MID's spin-out from Magna, MID's business was described in the Spin Out Prospectus attached hereto as Exhibit B in the following terms:

         "...We view ourselves as a real estate business that also holds a strategic investment in MEC..." (p. 4)

         "We are a real estate operating company engaged in the ownership, development, management, leasing, expansion and acquisition of income-producing industrial and commercial real estate properties (which we refer to in this Prospectus as our real estate business)." (p. 36); and,

         "The primary objective of our real estate business is to increase cash flow from operations, net income and the value of our real estate assets in order to maximize the return on our shareholders equity over the long term. We intend to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties." (p. 37)

MID's low-risk, steady cash flow real estate business was and is its core business.


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                                      -15-


28. MID's controlling equity interest in MEC was described in the following terms in the Spin Out Prospectus:

         "We also hold a controlling interest in Magna Entertainment Corp., a publicly traded company (which we refer to in this Prospectus as our investment in MEC)." (p. 36)

         "MEC is a separate company with its own board of directors (which includes a majority of outside directors) and management team." (p. 36)

         "We view our shareholdings in MEC as a strategic investment that will potentially provide us with the opportunity to participate in co-developments or joint ventures should MEC pursue additional development of excess lands around its racetracks or undertake other commercial real estate developments, and will allow us to share in the future growth of MEC." (p. 58)

29. Prior to investing in MID, Greenlight met and spoke in August 2003 with the President and Chief Executive Officer of MID at that time, Mr. William Biggar, to determine what the relationship between MID's real estate business and its investment in MEC would be going forward. His response was unequivocal. He assured Greenlight representatives that MID's portfolio would be at least 80% "industrial" properties and no more than 20% would be "commercial" real estate investments. Any investments in MEC related developments would take the form of real estate investments and be treated as part of the "commercial" segment of the real estate portfolio. (For this reason, lands purchased late in 2003 after the spin-out by MID at Romulus, Michigan, which should have been purchased by MEC directly for a potential racetrack were characterized as lands that may also be developed for industrial and/or commercial purposes.) Furthermore, Mr. Biggar indicated that because of the higher risk associated with MEC related projects compared to industrial property leases with a high quality tenant like Magna, any transaction effected with MEC would require a much higher expected rate of return than an investment of like size in the core real estate business. Specifically, Mr. Biggar indicated that the return on MEC related development work should be


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                                      -16-


about 15%. He also stated that projects would be assessed on a case by case basis and would be subject, where appropriate, to review by an independent committee of directors.

30. We relied on MID's statements in this regard when we made our investment and such statements were consistent with statements contained in the Spin Out Prospectus and with statements made in public conference calls, such as the following statements from the introductory conference call hosted by Mr. Biggar and Mr. Simonetti (Chief Financial Officer of MID at that time) on July 8, 2003. Attached as Exhibit C is the transcript of July 8, 2003:

         "Our goals for MID are straightforward. We aim to enhance cash flow and net earnings from the initial real estate portfolio, continue building the business into one of North America's leading public real estate companies and deliver superior returns to our shareholders over the long term. Our strengths include a critical mass of high-quality assets, stable and growing cash flow through long-term triple-net leases, a development track record of proven success, a strong balance sheet with substantial financial capacity and an established platform for growth through our relationship with Magna. (p. 1)

                                      . . .

         Ladies and gentlemen, MID will be Canada's fourth largest publicly-held commercial real estate company ranked by equity capitalization. We believe we have the potential to become one of the leading real estate companies in North America and to deliver superior returns to our shareholders. We have a two part growth strategy to deliver on that potential. The first relates to Magna, which we expect will be our primary growth driver. Based on our historical relationship with Magna and MID's real estate expertise, we expect to continue to benefit from Magna's industry leadership as it expands existing facilities and requires new green field sites. And to acquire properties from Magna typically following an acquisition and lease those properties back to Magna. The second element of our growth strategy focuses on opportunities with partners outside the Magna group. This could include co development projects around the MEC properties and third party acquisition and development opportunities." (p. 6)

31. Mr. Biggar departed as the CEO of MID without public explanation. Mr. Simonetti told Greenlight that Mr. Biggar left because he was "too aggressive" about developing MEC projects. This departure and explanation furthered Greenlight's expectations that MID would use a very disciplined approach to investing in MEC related opportunities.


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                                      -17-


32. These expectations with respect to MID's relationship with MEC were repeatedly reinforced in 2004 by MID management. There was no intimation of integration of MID and MEC or that projects with MEC would be the primary growth driver. For example, in the course of a March 10, 2004 investor conference call organized by MID to discuss its 2003 results, John Simonetti, then the Chief Financial Officer of MID and currently its Chief Executive Officer, stated in response to a question about whether MID would guarantee MEC's debt:

         "[W]e have always said we have two separate businesses here [that] we run independently...there is (sic) no cross guarantees between us. We have separate Boards. You know...[MID] is a real estate company with a strategic investment in MEC and really that's how we continue to run our business going forward. I hear your point [about the possibility of MID guaranteeing MEC's debt] but that's really not the focus of MID management."

Attached as Exhibit D is the Event Transcript of MID's Q4 Earnings Conference Call of March 10, 2004 (the "Q4 Event Transcript"). Mr. Simonetti's remarks are on page 10.

33. In the course of the same conference call, Mr. Brian Tobin, who had replaced Mr. Biggar as Chief Executive Officer, emphasized that if any transactions were to be consummated with MEC, they would be considered on a case by case basis based on the self interest of MID (at page 7 of Exhibit D):

         "And the other question...was...how we would evaluate potential deals with MEC and...the clear answer is that we look at them on a case by case basis." ....

         "SO NO WE WOULDN'T BE INTERESTED IN BUYING THE WHOLE PACKAGE. We are going to select, quite frankly, best opportunities and access those opportunities in its real pieces that don't represent best value for us or good opportunities for us quite frankly we are not going to be interested, we are going to do this on a very business like basis. We are going to reflect our own self-interest as a company MID in a way, which we negotiate, if and when we negotiate with MEC...( emphasis added)"


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                                      -18-


34. Mr. Tobin was at pains to assuage concerns expressed during the investor call related to the MEC business. At page 9 of Exhibit D, Mr. Tobin states:

         "...I can quite honestly tell you that we do respect the fact that [MEC] have separate management group, separate board. And the questions as to what priority they will attach to which developments really should be put to them. I can...we could...speak to our interest. Our interest is looking at the best business case for MID where we think we can participate and add value for shareholders."

35. Mr. Simonetti also said in the course of the same investor call (Exhibit D at page 14):

         "...I guess the point we are trying to make is, we don't run race tracks and as we said earlier, that is being done by separate management group and being done by separate board. That's really a point we are trying to make. But to your specific question, would we arm ourselves, equip ourselves appropriately to analyze any potential investment, the answer is yes. We will do everything that is necessary to do that, but I am not going to pretend that inside MID, notwithstanding our investment in MEC, that we have got in-house the expertise they have in-house. Separate management team, separate board, and we are not on the race track, but we are in the real estate operating development business, and that we do have expertise in."

36. On April 6, 2004, I participated on behalf of the Applicants in a conference call with Mr. Tobin and Mr. Simonetti. Only representatives of Greenlight and MID participated in this call. A transcript (the "April 6 Transcript") of the conversation is attached as Exhibit E. At page 8 Mr. Tobin indicates:

         "We don't have any intention of providing a subsidy to the horseracing company. We look at the horseracing company. We look at some of their assets, in particular excess land and in a particular location depending on what the portfolio has. Obviously [we] have more interest [in some properties] than others...and if we were to invest, we'd want to invest essentially on the same basis we'd make any other investment and expect the same kind of return on that investment. That would be our approach."

37. Later in that conversation Mr. Tobin says:

         "For me if we don't have a good business case, we shouldn't do that deal. So the notion that we do the deals [with MEC] on the basis of we're all pals, we know each other, we're friends, we see each other in the hallway, it's a desirable thing to do etc, etc is of no -for me personally there's no interest. There's got to be a solid underlying business case or we shouldn't even be looking at the damn thing."...I beg[a]n by saying there are an awful lot of those [MEC] properties that I'm not interested in looking at..." (at page 9 of the April 6 Transcript)...

         "We see Magna's [ Magna International's ] upside as being very substantial and we want to position ourselves and my primary focus, not my secondary focus, my primary focus, by far as CEO is to be there to capture that business or understand where the opportunities are to position ourselves early to maintain and nurture those customer relationships and to get that business and if I look down the road not very far over the next 4 or 5 years, our share of that business should grow dramatically. And quite frankly, anything that we do with MEC would be in the total scheme of things a rather minor piece of our business." (at page 14 of the April 6 Transcript) (emphasis added))

GREENLIGHT'S UNDERSTANDING OF STRONACH'S ROLE AT TIME OF INVESTMENT

38. The Spin Out Prospectus (Exhibit B) identified, at page 21, a risk that the interests of Stronach could conflict with the interests of other MID holders:

         "As a result of these relationships, our Chairman and our controlling shareholder have interests that could conflict with the interests of other holders of our shares. Subject to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in our best interests and our internal governance procedures, those conflicts of interest could influence decisions made regarding transactions and investments that we effect or choose not to effect with Magna and with MEC in the future." (emphasis added)

         My belief was that although Stronach's influence could be significant, laws existed (that MID's Board would be aware of and take into consideration) that would regulate related party transactions between MID and MEC and would also protect shareholders from conduct by or on behalf of Stronach that would oppress or unfairly disregard the interests of public shareholders. Moreover, I believed that even if the directors were influenced by Stronach they could not ignore the views of the owners of a substantial portion of MID's equity or refuse to take proper account of the interest of shareholders as a whole whenever making a major decision simply because Stronach could dominate a shareholder vote on the matter.

PRIVATIZATION OF MEC IS ANNOUNCED

39. On July 13, 2004, MID announced its intention to purchase all the outstanding shares of MEC not already owned by MID for consideration consisting primarily of MID Class A shares and its intention, if the offer were completed, to effect a merger between MEC and a wholly owned subsidiary of MID (the "Privatization"). MID's press release of July 13 is attached as Exhibit F. Greenlight and other MID shareholders were surprised by and opposed to the Privatization, which would have enabled MID to participate in MEC's business to an unlimited degree. The Privatization was directly contrary to the description of the business that had been conveyed by the Spin Out Prospectus, in conference calls, and in conversations affirming the prospectus business description with successive executives of MID, which have been summarized above. Instead of a free-standing core real estate business coupled with a strategic investment in MEC, the Privatization envisaged a single merged company and essentially one business with components (real estate and horse racing) that were incompatible. Instead of the promised case by case study of real estate based investments by MID in MEC assessed solely from the perspective of MID's economic self interest, MID could under the Privatization have invested MID's resources in MEC at will. MID's business and MEC's business which had historically been separate and very different were about to be integrated. In the July 13 press release (Exhibit F), Stronach was quoted as saying "I believe the offer and merger are in the best long-term interests of both MEC and MID. I strongly support this transaction." It also seemed to me, taking into account the effect of the spin-out combined with the Privatization, that Stronach was attempting through MID to provide the very financial assistance that the "forbearance agreement" prohibited Magna from undertaking directly.

40. On July 13, 2004, MID held its conference call to explain the Privatization, and it had changed its entire business orientation in order to justify the transaction. A transcript of that call is attached as Exhibit G. The rationale for the transaction which was supported by the Special Committee and the Board was succinctly stated by Mr. Tobin at page 3 of Exhibit G:

         "The Frank Stronach related party transactions between the two public companies are difficult to structure on a project-by-project basis and a privatization will eliminate many of these management distractions, high demands and the cost of maintaining two separate public companies and thereby would allow management to focus more on day-to-day operations."

This rationale seems at odds with the very reason the rules for "related party transactions" exist (to protect minority shareholders) and did not provide any explanation of the business merits that would justify a merger. Mr. Tobin also seems to take for granted that simply not pursuing the "Frank Stronach" transactions was not an option that MID could even consider.

41. In the course of the same call (page 3 of Exhibit G), Mr. Tobin explained that MID management would in the future become the management of MEC and that the MEC business would be overseen by an executive management committee consisting of two MID executives and the MEC President and Chief Executive Officer.

42. Greenlight met with MID's management and investment bankers on July 15, 2004. During our meeting, management asserted that the combination was in the best long-term interests of MID shareholders. We enquired whether management could explain the analysis that they performed that would quantify the benefit to MID shareholders. Management indicated that it could not do so, and Mr. Simonetti specifically told us that the acquisition would not be accretive to earnings for the foreseeable future.

43. As the Privatization was a significant and surprising shift in business strategy, added substantial risk, was plainly dilutive to MID per share values and MID management could not provide any analysis explaining why MID per share values would be higher after the Privatization, the Applicants and other MID shareholders strongly opposed the Privatization.

  MEC PRIVATIZATION ATTRACTS SHAREHOLDER OPPOSITION AND CAUSES INTERNAL PROBLEMS

44. MID's management initially did not take the opposition of the Applicants or other MID shareholders to the Privatization seriously and appeared prepared to proceed with the Privatization without the support of its public shareholders. Greenlight understood that protection existed for the minority MEC shareholders in connection with bids by insiders like MID for the remaining shares of controlled companies like MEC. Greenlight also believed that MID shareholders enjoyed some protection under Ontario law as had been stated in the Spin Out Prospectus (Exhibit B). (see paragraph 38 above) Greenlight considered Ontario Securities Commission Rule 61-501 ("OSC Rule 61-501") and concluded that the Privatization was also a related party transaction and that it should be submitted to a vote of the Class A shareholders. No such vote was contemplated by MID. Greenlight believed that if Class A shareholders had an opportunity to vote on the Privatization, that it would be defeated. Greenlight therefore filed a complaint with the Ontario Securities Commission ("OSC") in August 2004. Attached as Exhibit H is a copy of the August 2004 complaint filed with the OSC.

45. The complaint was based on several significant defects in the Privatization transaction which Greenlight described in its complaint. First, Greenlight was concerned that certain features of the Privatization involving Stronach were designed to circumvent OSC Rule 61-

501, which also regulates related-party transactions. By structuring the transaction so that MID could purchase Stronach's MEC stock, MID was attempting to avoid a MID shareholder vote. In addition, Greenlight noted that Stronach was receiving a benefit not available to other shareholders of MID through certain downside protection he was granted in connection with an aspect of the transaction involving shares held by one of his holding companies. Finally, Greenlight objected that MID management was unable to offer a coherent rationale for the transaction or to explain how the Privatization would in any way help to remove the discount applied in the marketplace to MID by virtue of MID's investment in MEC. Greenlight argued that, in keeping with the public representations MID management had repeatedly made, MID had an obligation to dedicate cash flows to projects with the greatest risk-adjusted return to MID shareholders.

46. The Privatization adversely affected the relationship between Stronach and the senior management and between Stronach and at least one director. On August 19, MID by press release, announced that William Davis, the former Ontario Premier, resigned as a MID Director for "personal and health reasons". Attached as Exhibit I is a copy of MID's August 19 press release. The next day MID issued two press releases. The first announced that Mr. Tobin had resigned as a director of MID and MEC and as MID's Chief Executive Officer without giving reasons. Attached as Exhibit J is a copy of the first press release. The same day Mr. Simonetti became Chief Executive Officer as announced in the second release. Attached as Exhibit K is a copy of the second press release.

47. Three days later Stronach presided over an investor call, a transcript of which is attached as Exhibit L. The conference call illustrated the true extent of Stronach's day-to-day influence as Chairman of MID. Though Mr. Simonetti, the new Chief Executive was present, Stronach responded to all the substantive questions posed and actively refused to let Mr. Simonetti answer questions. Stronach was questioned about Mr. Tobin's abrupt resignation but refused to give reasons why Mr. Tobin resigned beyond saying he quit (p. 4 of Exhibit L) and repeatedly declined to answer a question as to whether there had been policy disagreements between Stronach and Mr. Tobin (pp. 4 and 11 of Exhibit L) and implied that because Mr. Tobin quit he would not receive compensation comparable to Mr. Biggar's severance payment. In fact, Mr. Tobin ultimately received a significant severance payment of $1.2 million for about six months of work. The size of the payment was not revealed until the MID proxy circular was filed seven months later.

48. The following exchange with an institutional investor captures both institutional investor perception of Stronach and Stronach's own attitude to public shareholders:

                  "John Botti - Botti Brown Asset Management - Analyst

                  Hi, Mr. Stronach, I want to thank you for holding this conference call, because at least to us, it's fairly obvious that you are in complete control and are running MID and MEC.

                  Frank Stronach - MEC - Chairman

                  No, let me kind of...we do have respective boards.

                  John Botti - OK

                  Frank Stronach - And we have a lot of outside board directors. You know, I'm fully aware of my responsibility and keep in mind, I've been for many years on the corporate governance board of NASDAQ, so I'm quite aware of, you know, public companies have to be, you know, I'm quite aware of regulations and whatever it is, right, so I believe we run a very good show.

                  John Botti - OK. You know, that might hold some water with shareholders had it not been the fourth or fifth person that's left and had not the issue of corporate governance in and around Magna Entertainment not been somewhat legendary, and part of the reason that you spun out MID. But second of all, I really want to say this publicly, because we said it personally to Brian Tobin, we absolutely are not in favour of the proposed transaction [the Privatization], so we want to state that publicly -

                  [...]

                  John Botti - OK, I think the main point that I would like to make and ask...I know you say that the boards have approved it and you're going to leave it to the boards, but the boards are ever-changing, and you have people like Brian Tobin, who has recently left. He's no longer on the board. So my point would be, why not take this to shareholder vote? I'm convinced...and we would be very, very satisfied if it won in a shareholder vote, we'd be very satisfied to say, "Go ahead with the transaction", so why not take it shareholders?

                  Frank Stronach - Well, first all, again, we operate with a leading framework. Institutions sometimes have different - they are driven by different motives. To institutions, sometimes a week is a lifetime, we have stakeholders, so it's again, like I said before, this company will not be driven by institutions alone. We recognize them, we welcome their participation, we will listen. We're not looking for confrontations, and I said before, we will analyze it, see if we come up with something better, where we get more shareholders, maybe be in favour of that, we will analyze it. But look, we have laws and we respect the laws, and I hope any time, if a shareholder doesn't like it, look, it's still a free market, right.

                  John Botti - Sure. Except I think you have shareholders like [BOTTI BROWN ASSET MANAGEMENT LLC] and other people that have held MID since it was spun out. It's not as if...

                  Frank Stronach - spun out...it's just been spun out very recently, and the information circular had exactly...we were quite open, we clearly indicated that there's a lot of synergies between MEC and MID, so I don't...it's very clearly that we - we never misled shareholders.

                  John Botti - Actually, Mr. Stronach, I don't think that's the case. I think when you actually spun out, there was a very clear distinction made between the two business models. Now you're merging them.

                    (emphasis added) (at pages 6 and 7 of Exhibit L)

49. The following exchange captures the dominance of Mr. Stronach in his relationship with the newly appointed Chief Executive, Mr. Simonetti:

                  Operator - Your next question comes from [Peter Brieger] from "The National Post". Please go ahead.

                  Peter Brieger - The National Post - Reporter

                  Hi, gentlemen.

                  Frank Stronach - Hi, Peter

                  Peter Brieger - Hi, there. Just a quick question for Mr. Simonetti. I'm wondering, Mr. Simonetti, how confident you feel about being around in, you know, six months?

                  John Simonetti - I feel very confident.

                  Peter Brieger - Really?

                  John Simonetti - Extremely confident. I've been with Magna for 10 years and hopefully we'll see another 10.

                  Peter Brieger - How do you feel about the proposed transaction?

                  John Simonetti - You know, I'll let Frank answer those questions.

                  Peter Brieger - Yes, but how do you feel?

                  Frank Stronach - Just...I called the press conference, so if you've got a question, you ask me at this time.

                  Peter Brieger - Well, I wanted to pose that one to Mr. Simonetti as well, Mr. Stronach. You can appreciate that.

                  Frank Stronach - Well, some other time.

                  Peter Brieger - Can you tell me when?

                  Frank Stronach - Sure. Next week. John is just away on vacation, a well-deserved vacation...

                  Peter Brieger - Well, let's set up a day and a time.

                  Frank Stronach - So next week, he's around, he's quite happy to talk to you...but again, we have to be very careful. We want to be fair to all the shareholders, and we can't give special, selective information to various people. So the next time, when we have...when we get the shareholder - when we have the conference call, you can then ask the question to John Simonetti.

                  OK, thank you, next question." (at page 12 of Exhibit L)

50. The next exchange captures the extent of Stronach's influence on important issues that MID's Board of Directors is obligated to assess based on the interest of all MID shareholders:

                  Gary Norres - The Canadian Press - Reporter

                  Yes, Mr. Stronach, I'm just curious - was there ever any thought given to an income trust structure for MID?

                  Frank Stronach - I think originally, I think we - I think we discussed it once very briefly on the board, but we are - we are- we are a company which - we are not a bank, right? We are a company which likes to do things and create things and build things, so the income trust it, - it- I think it wouldn't fit our goal. (at page 13 of Exhibit L)

51. A few months later, MID's Board of Directors claimed that its recommendations against converting MID to an income trust structure were somehow independent of Stronach.

52. On August 30, 2004, it was announced that MID and Andrew Blair had mutually agreed that Mr. Blair would cease being MID's Executive Vice President and Chief Operating Officer effective August 30, 2004. Mr. Blair was paid a retiring allowance of $948,184 as well as a bonus of $403,815. In addition to this, Edward Hannah also left his position as Executive Vice President, Corporate Development, Secretary and General Counsel on September 30, 2004 (which was never disclosed by the company until its annual proxy filing). MID agreed to pay Mr. Hannah a retiring allowance of $831,336 and a bonus of $348,913.

IN RESPONSE TO OPPOSITION, MID WITHDRAWS PRIVATIZATION TRANSACTION

53. On September 2, 2004, MID announced the appointment of Mr. Douglas Young as lead independent director of MID who also became Chair of the Special Committee. Attached as Exhibit M is MID's press release dated September 2, 2004. After first attempting to fight to push through the Privatization over the objection of shareholders by filing a response to

Greenlight's complaint with the OSC on August 24, 2004, MID ultimately gave up. On September 16, 2004, MID announced it would not proceed with the Privatization. The abandonment of the Privatization and Stronach's public commitment to listen to shareholders captured in the extract quoted above between John Botti and Stronach (at paragraph 48) caused MID shareholders to expect that MID would now consider alternatives to create shareholder value.

54. This expectation was reinforced by the press release of September 16, 2004, attached as Exhibit N, which announced the withdrawal of the transaction. Mr. Simonetti said by way of explanation for the withdrawal of the Privatization "The Special Committee continues to review MID's relationship with MEC and may consider other transactions with MEC which are in the best interests of MID and all of its shareholders. We have heard the concerns of certain of our shareholders about acquiring the rest of MEC." This statement was an acknowledgement that the Privatization was at odds with shareholder expectations and that future transactions would be consistent with those expectations.

GREENLIGHT'S DISCUSSIONS WITH MID AFTER WITHDRAWAL OF THE PRIVATIZATION

55. I contacted Mr. Douglas Young, the MID Lead Director and the Chairman of its Special Committee on September 17, 2004, the day after the issuance of the press release announcing the withdrawal of the Privatization, to express the Applicants' desire and willingness to engage in constructive dialogue to identify value creating alternatives for MID consistent with shareholder expectations built up from and after the date of the Spin Off Prospectus. Oddly, Mr. Young advised me to "speak to the Chairman", Stronach, rather than himself, which we ultimately did.

56. On October 13, 2004, representatives of Lazard LLC ("Lazard"), our financial advisor, and Greenlight, including myself, met with Stronach and Mr. Dennis Mills (who had recently been appointed Executive Vice Chairman of MEC and Director of MID and was invited to the meeting by Stronach) at Magna's headquarters to discuss a detailed Greenlight proposal attached as Exhibit O. The October 13 proposal had three objectives: (i) to separate MEC from MID, (ii) to convert the resulting free-standing MID into an income-oriented investment vehicle such as a real estate investment trust ("REIT") and (iii) to eliminate the dual-class voting structure of MID under which Class A shareholders like the Applicants have one vote per Class A share and Stronach has 500 votes per Class B share (while preserving Stronach's control of MEC through super-voting shares).

57. We were surprised that, although Mr. Simonetti was MID's chief executive at the time and was present in the room used for our meeting, Stronach did not invite him to join the discussion. His lack of involvement in this important meeting was consistent with the relationship between Stronach and Simonetti reflected in the quote reproduced above at paragraph 49 in which Mr. Simonetti was not permitted to answer a question specifically directed to him about the Privatization. MID later said, in a MID Management Information Circular dated April 4, 2005, at page 30 (the "Management Circular") attached as Exhibit P, that Mr. Simonetti was engaged in a previously scheduled meeting with MID's bankers. I believe that if our dialogue (scheduled weeks in advance) was to involve management, then Stronach should have invited Mr. Simonetti to the meeting concerning strategic alternatives for MID and requested him to arrange his schedule to be present. Our impression that Mr. Stronach's views would be the controlling ones was reinforced by this experience.

58. Stronach dominated the discussion at our meeting. He described Magna as the "mother ship" and indicated, "You don't mess with the mother ship." By implication, MID and MEC were portrayed as sideshows of less importance. He appeared to assign much less importance to the financials of MID and MEC than to Magna, the only of the three that employs his "Corporate Constitution" and imposes constraints on corporate governance [AT MAGNA?]. He raised specific objections to our proposal at the meeting. In particular, he refused to consider any alteration to the dual-class voting structure of MID or any transaction that would remove him from control of both entities. When I pointed out that Stronach does not have direct control over MEC but only controls it indirectly through MID, Stronach responded that it did not matter, as he controlled MID.

59. When I discussed with him a scenario in which he could lose control of MEC, if MID's Board determined that it was in the best interest of MID shareholders to separate MEC from MID, he responded that this would not happen because, "I WOULD CALL A SHAREHOLDER MEETING AND ELECT ANOTHER BOARD." (emphasis added)

60. I was again taken aback at his attitude to the directors and the interests of his fellow shareholders.

61. The attitude reflected in Stronach's August 23 investor call was clearly evident in our meeting. It was clear to me that Stronach was determined to use his voting control of MID as the means of achieving his personal objectives regardless of what other shareholders or his Board of Directors might think was in the best interest of MID and to dominate and control the procedures and recommendations of the Special Committee.

62. Mr. Mills insisted that any transaction should not limit the "entrepreneurial spirit" of MID and requested additional information about the REIT concept. Greenlight promptly addressed Mr. Mills' information request and provided him with a modified proposal designed to respond to the objections raised at the October 13 meeting. Attached as Exhibit Q is our modified proposal of October 21, 2004. The modified proposal assumed continuing voting control by Stronach over MID, in light of his insistence on the point, and proposed a method by which Stronach could gain direct control over MEC. Greenlight continues to believe that the elimination of the dual-class voting structure would maximize shareholder value by leading to more appropriate corporate governance and would better protect shareholders. Greenlight also provided Mr. Mills with follow-up information in support of the REIT conversion aspect of our proposal, including evidence of access to capital for internal or external growth opportunities and business development. Greenlight believed that this information would allay his concerns about limiting management "ingenuity" under these structures.

63. After waiting for three weeks for a reaction to our proposal, I was finally able to arrange a phone call with Mr. Mills and Mr. Tom Hodgson (then a recently appointed Director of MID and currently MEC's Chief Executive) on November 11. I was surprised to learn that they had not yet begun to analyze our proposal. They indicated that they would do so promptly and asked that we speak again in 10 to 14 days.

64. Beginning on November 29 (18 days later), Greenlight made repeated attempts to arrange a follow-up call with Messrs. Mills and Hodgson. After several delays relating to Mr. Mills' travel schedule, he indicated that he wished to meet us in person. Following two more delays and subsequent cancellations of this meeting by Mr. Mills, I and others finally spoke with him by phone on December 16, at which time he advised us that, following a "thorough analysis", our proposal "had fallen by the wayside."

65. As described in our letter of January 18, 2005, to the MID Board which is attached as Exhibit R, Mr. Mills' "thorough analysis" consisted exclusively of general background material and news clippings on the subject of income trusts compiled by a parliamentary librarian in Ottawa attached as Exhibit S. Much of the material provided by Mr. Mills addressed whether Canada, as a matter of public policy, should foster income trust structures, and, in many cases reinforced our prior suggestions that Canadian markets are willing to reward assets in REITs with higher valuations for the same assets than when held by a corporation due to tax efficiency and attractive current yields provided by REITs.

66. I was astonished that a public company that regularly calls upon financial advisers for assistance would seek information in this fashion and that none of the material provided to us to explain MID's analysis dealt at all with the specifics of our proposal.

67. When Greenlight representatives were finally able to get Mr. Mills on the telephone again on January 11 to follow up, he stated that the materials he forwarded demonstrated that a REIT structure would inhibit the "ingenuity" of the company. He seemed to express satisfaction that our modified proposal had now been considered and dismissed. I advised Mr. Mills that we did not see where his comments were supported in the materials. Mr. Mills did not have an answer and suggested that we have a follow up phone call with Messrs. Mills, Hodgson and Simonetti on January 13. Greenlight representatives called Mr. Mills on January 13 but he was unavailable.

68. Mr. Simonetti returned Greenlight's call and we spoke on January 17. Mr. Simonetti indicated that he rather than Messrs. Mills and Hodgson would respond to our proposal. I asked Mr. Simonetti for his feedback, as CEO of MID, on our proposal. Surprisingly, Mr. Simonetti told us that while he had reviewed the contents of our October 13 presentation (Exhibit O), he was unaware of our historical dialogue with Mr. Mills and was not "up the curve" on our proposal, and had no feedback for us.

69. Mr. Simonetti informed us that no one at MID had even shared with him the materials we had provided Mr. Mills as a follow-up to our October 13 meeting. Mr. Simonetti's comments throughout the conversation made it abundantly clear to us that, contrary to representations from Mr. Mills, MID had not taken appropriate measures to analyze our proposal. As Mr. Simonetti was unwilling or unable to communicate with Mr. Mills in order to be properly and promptly informed, he invited us to send the materials directly to him and begin the whole process anew. We concluded that this would be as fruitless as all of our prior attempts to engage MID in constructive discussions.

EVENTS LEADING TO MAY 4 SHAREHOLDER MEETING

70. Following our final communication with Mr. Simonetti, Greenlight determined that the quality of the response we had received to our proposals had fallen well below the reasonable expectation of a shareholder who had investment expertise and had used experienced financial advisers to support and validate its analysis.

71. By January 18, Greenlight felt compelled to resort to its statutory rights and deliver a letter (Exhibit R) to MID requiring that the Board convene a shareholders meeting to vote on two proposals (the "Requisition"). In that letter, Greenlight reviewed the events leading up to its decision as summarized in paragraphs 55 to 69 above. The Requisition covered two proposals: One was the "MEC Separation Resolution" that proposed that MID sell or spin-off its 59% interest in MEC. The other was the "REIT Conversion Resolution" that proposed that MID convert from a corporation to an income-oriented investment vehicle such as a REIT. These proposals are referred to in my affidavit collectively as the "Proposals" and individually as the "MEC Separation Resolution" and the "REIT Conversion Resolution" respectively.

72. The Requisition, attached as Exhibit T, was delivered shortly following the announcement of the Project Financings. The announcement of the Project Financings during a period when our proposals were available for study signalled the determination of the MID Board and Special Committee to inject significant funds into MEC and to treat hundreds of millions of MID's dollars as available for MEC's much riskier business without a thorough financial analysis comparing the risks and returns of investing in MEC to potential alternatives such as commercial or industrial real estate opportunities or returning the capital to shareholders. In fact, MID has never made any investments in third-party projects as it initially represented it would. The Special Committee recommending the Project Financings consisted of Mr. Young and the three directors serving at Stronach's pleasure who thought the Privatization should proceed in July 2004.

73. Greenlight concluded that with or without privatization, the Special Committee had embarked on a plan to make MID a banker for MEC's business plan and for Stronach's grandiose vision of a $300 to $600 billion global gaming empire. This also explained why Mr. Young, on behalf of the Special Committee, had declined to listen to our proposals to create value at MID in October and why they received no serious attention in the fall of 2004.

74. The decision to requisition a shareholders meeting was therefore partly a reaction to the manner in which Greenlight's proposals had been handled by MID management but also reflected a concern that MID was positioning itself to become MEC's principal source of capital. Greenlight stressed in its January 18 letter (Exhibit R at page 3) that "MID need not act as the principal continuing source of capital" for MEC. It was becoming evident to us that the Stronach agenda of further integration between MID and MEC was proceeding piecemeal despite the decision to withdraw the Privatization and the claim by MID just months before that MID had "listened" to its shareholders.

75. Greenlight believed that by using its statutory right to cause a shareholders meeting to be convened, MID management and the Special Committee would need to properly analyze the Proposals and either recommend acceptance of the Proposals or else marshal a case that would convince shareholders not to implement them by justifying a continuing relationship between MID and MEC that was inconsistent with what was described in the Spin Out Prospectus and reinforced thereafter. In response to this analysis and recommendation by MID, the public shareholders would be able to convey a clear message to MID and its managers about what was in the best interests of MID as well as communicate their expectations concerning any ongoing support by MID for the MEC business plan.

76. Following the delivery of our Requisition, the interaction with MID became even more distant and was conducted largely through formal correspondence with Mr. Young representing the MID Board of Directors and its Special Committee. By letter dated January 26, 2005, attached as Exhibit U, Mr. Young as lead director of MID, wrote to advise us that the Special Committee would "consider" the matters set out in our letter and make recommendations to the Board of Directors of MID for its consideration.

77. Greenlight's experience with MID, its Special Committee and advisers following January 18 was characterized by:

         (a) legal formality and a pronounced reluctance on the part of MID, its management or the Special Committee to engage in meaningful discussion with Greenlight concerning the Proposals;

         (b) a pattern of using MID's control over its disclosure documents to exploit timing advantages so that Greenlight's ability to respond to the MID analysis was abbreviated;

         (c) repeated public statements by MID that used Stronach's opposition to the Proposals as a means of discouraging public holders from granting proxies to Greenlight by having them believe that voting in favour of Greenlight's proposals would be futile;

         (d) a failure to recognize that the Special Committee's year long track record of devising ways to facilitate related party transactions between MID and MEC that were not in the best interests of MID had compromised the Special Committee's ability to evaluate fairly Greenlight proposals;

         (e) an interpretation of MID's business strategy that deviated from past representations to MID shareholders and misconceived public investor expectations about the relationship between MID and MEC;

         (f) an erroneous belief that its investment in MEC carried with it an obligation to inject further funds into MEC on subsidized terms, in effect "throwing good money after bad";

         (g) an unrealistic attitude to MEC's ability to rapidly implement operational and cost-reducing initiatives; and

         (h) a failure to recognize and realize immediate benefits that would be afforded by adoption of a REIT structure.

78. In a February 1, 2005 letter responding to Mr. Young's January 26 correspondence, Greenlight identified its expectations for the process that the Special Committee would follow, including the expectation that the Board would co-operate in the method of calling the meeting and in providing the shareholders with fair and balanced information by way of a single document that would present our views and those of management so as to avoid the necessity for multiple circulars from MID and ourselves. Attached as Exhibit V is the February 1 letter.

79. The February 1 Greenlight letter also stated:

                  "We would appreciate the opportunity to have meaningful dialogue with the MID independent committee. We have put significant resources into developing our proposals and have engaged expert advice on the viability of implementing them, as well as on the value conclusions we have presented. We are willing to assist the committee and its advisers by meeting to present the merits of our proposals. Ultimately, all shareholders of MID need to be satisfied with the way MID's resources are used, including those associated with the Magna Entertainment asset.

                  We expect the independent committee to live up to its mandate and exhibit independence from Mr. Stronach by considering and reporting to all shareholders on the merits of our proposals. An outcome in which the controlling shareholder's preferences are allowed to pre-empt independent analysis would be unacceptable, not only to us, but also to other shareholders who have expressed their support for our involvement. We therefore expect the independent committee to refrain from using technicalities associated with MID's voting structure to shelter itself from the corporate governance ideal of acting in the best interests of all shareholders with reasoned independent analysis."

80. By letter dated February 7, 2005, attached as Exhibit W hereto, Mr. Young wrote to respond to our letter of February 1. The Young letter advised that a shareholders meeting would be held on May 4, 2005, and that the Proposals would be presented to MID shareholders for their consideration as part of the regularly scheduled annual meeting. We were advised that the Special Committee would be dealing with the matter referred to in the letter that requisitioned the shareholders meeting. Mr. Young's February 7 letter ignored our request for a dialogue and the request that we avoid a process in which multiple solicitation documents were successively delivered to MID shareholders. In the end, as a result of the Special Committee's action, no meaningful dialogue between Greenlight and the Special Committee ever took place concerning the Proposals.

81. After a requested meeting with the Special Committee was refused, Greenlight's advisers were invited to meet and did meet with representatives of the Special Committee's financial and legal advisers (CIBC World Markets Inc. and Goodmans LLP) on February 17, 2005, to ensure that the Special Committee clearly understood our proposals and in hopes of providing a constructive exchange of ideas. Representatives of MID's financial and legal advisers (BMO Nesbitt Burns, Davies Ward Philips & Vineberg LLP and Stikeman Elliot LLP) were also present at that meeting. A presentation by Lazard was distributed and discussed at the meeting and is attached hereto as Exhibit X.

82. At the February 17 meeting, the Applicants' advisers explained the Proposals, answered questions about them and communicated the Applicants' willingness to entertain other value-creating alternatives. Lazard's February 17 materials also illustrated the magnitude of the value-creation potential of the Proposals.

83. However, there was no exchange of ideas. The MID and Special Committee advisers refused to provide any detail as to the nature of the process that they would carry out in evaluating our proposals, nor did they appear to be interested in engaging Greenlight or its advisers in continuing discussions.

84. The unwillingness of the Special Committee to engage in a direct dialogue with Greenlight or its advisers was unconstructive and contrasts with their willingness to engage directly with MID's financial and legal advisers and the management of MID and MEC. These advisers had the benefit of meeting with the Special Committee, but Greenlight was not extended the same opportunity to meet with the Special Committee. From February 17 to April 3, Greenlight did not hear further from MID or from the Special Committee. Then by letter dated Sunday, April 3, 2005, attached as Exhibit Y, which I received by e-mail on Sunday evening after 10 p.m., I learned that a press release would be issued the next day concerning the Special Committee recommendations which were not summarized in the April 3 letter.

85. The April 3 letter went on to explain the refusal to engage in dialogue with Greenlight by saying that the Special Committee felt it understood our proposals and did not need to meet with us. The letter also indicated that MID had decided against co-operating with Greenlight to jointly present their views to shareholders. The Management Circular (Exhibit P) released the next day recommended against the Proposals and indicated that Stronach proposed to vote against the Proposals.

86. The Management Circular states on page 32 that the Board of Directors of MID expanded the mandate of its Special Committee formed in January of 2004 to consider proposed transactions between MID and MEC or the Magna group to include consideration of our Proposals.

87. The Investor Presentation prepared by MID misinterpreted the Proposals in several respects, as discussed in detail in our dissident proxy circular. That these errors found their way into the Investor Presentation was either deliberate or the direct consequence of the failure of the Special Committee to engage in the dialogue that Greenlight had repeatedly invited. The Investor Presentation repeatedly makes reference to items that the Proposals "fail to consider." Had the Special Committee engaged in dialogue with Greenlight, it would have had an opportunity to truly ascertain whether we had failed to consider the items. The Special Committee, which has a broad fiduciary duty to represent the interests of all of MID's shareholders, was behaving as though it had a narrow mandate to nitpick the Proposals.

88. The Management Circular and Investor Presentation appeared to be documents designed to rationalize a conclusion rather than reflect a serious analysis as to whether the Proposals were in the best interest of MID shareholders. MID's analysis did not quantify the merits of the Proposals as compared to the alternatives, but simply attempted to rationalize an inferior course of action.

89. The refusal to engage in dialogue or to cooperate in the preparation of a single document for shareholders was clearly intended by the Special Committee to put Greenlight at a disadvantage in soliciting proxies in support of its Proposals. It was necessary for us to absorb MID's materials and formulate our response with great haste and then to produce a dissident proxy circular. This process took approximately 10 days because MID chose to present its case to shareholders in both its Management Circular and a separate Investor Presentation made available a week after the management information circular was filed. Attached as Exhibit Z is the Investor Presentation. On April 14, 2005, the Applicant completed its dissident proxy circular which is attached as Exhibit AA.

90. Unquestionably, these decisions on the part of MID and its Special Committee not to engage in dialogue or to cooperate in simultaneously sending materials to shareholders of MID were calculated to give MID a timing advantage in advancing its campaign among Class A shareholders to defeat the Proposals. As a result, MID was able to plan and hold a number of meetings with MID shareholders in which their Investor Presentation of April 11 (Exhibit Z) was presented before Greenlight was able to put forward its views.

91. MID then excluded Greenlight from a group investor meeting to which it had previously been invited. MID did not want Greenlight to be present when MID presented its materials, which Greenlight had by then concluded were misleading in several respects.

92. A significant MID shareholder reported to Greenlight that in private discussions with MID management, MID intimated that the Greenlight shareholder activism was somehow interfering with MID's business relationship with Magna. The implication was that should the Class A shareholders press this agenda, Stronach would retaliate by withholding Magna industrial real estate business from MID. I viewed this as an escalation of the tactics that

Stronach and MID would rely on to coerce significant MID shareholders into withholding their votes for our Proposals.

93. This theme was taken up by MID management at the May 4 shareholders meeting and its May 5 investor call in comments by John Simonetti to the effect that because Magna was conservatively financed, MID should not change its structure and had to make sure Magna was "comfortable" dealing with MID. This is captured in the following extract from the Annual Meeting transcript (Exhibit BB):

                  Now allow me to pause here for a second, as I want to be sure that this next point comes out very clear. And the point is that our Magna relationship is not one we, nor our shareholders, should take for granted. THE FACT IS, WE HAVE NO AUTOMATIC RIGHT TO DO MAGNA'S BUSINESS. WE HAVE TO EARN THAT BUSINESS. AND WE MUST ENSURE THAT MAGNA IS COMFORTABLE WITH US
                  REMAINING THEIR LANDLORD OF CHOICE. ......

                    And we are fortunate that in this challenging environment, our primary tenant is financially sound and has one of the strongest, if not the strongest balance sheets, in the industry. A conservative philosophy followed by Magna in respect of debt is not one we take for granted. Although we are a separate public company, I believe that Magna takes comfort that we share a conservative philosophy when it comes to our capital structure. We recognize that MID's business may not be as cyclical as Magna's business, however, we cannot overlook the impact that the current or future automotive industry environment could have on our principal tenant, and consequently, on our rental portfolio. AS SUCH, ALTHOUGH WE'VE RECENTLY ADDED LEVERAGE TO OUR BALANCE SHEET, AND ALTHOUGH YOUR BOARD HAS RECOMMENDED INCREASING THE AMOUNT OF THAT LEVERAGE OVER TIME, WE WILL CONTINUE TO TAKE A CONSERVATIVE APPROACH WHEN IT COMES TO DEBT. WE BELIEVE THAT MAGNA TAKES COMFORT FROM THE FACT THAT AS LANDLORD OF 105 OF THEIR KEY FACILITIES, WE ARE MANAGING OUR BUSINESS IN A WAY THAT WE ARE NOT GOING TO BE OVERLY EXPOSED TO CHANGING ECONOMIC CIRCUMSTANCES.

                  Now at this point, I'd like to go back to a comment I made earlier in respect of Magna's unique entrepreneurial culture. It's a culture that is fostered by our founder and chairman, Frank Stronach, and it drives managers and employees to maximize profits and returns for shareholders. This is the culture that underlies Magna's industry-leading success and we at MID share the same drive to grow profits and deliver long-term shareholder value. And I can tell you that following our spinout in 2003, we were very excited of growing and expanding our business now that we are no longer constrained by having to focus exclusively on the automotive priorities of Magna International.


94. Greenlight's analysis of the Special Committee recommendations is set forth in detail in its dissident proxy circular. Among other things, Greenlight submits that:

         (a) the Special Committee lacked independence because Stronach had appointed all the members of the Board and had stated that if the Board acted against his views he could and would replace the Board;

         (b) Stronach had a history of replacing managers and directors who disagreed with his views;

         (c) the Special Committee had already built up a track record of facilitating transactions between MID and MEC and would not reasonably be expected to deal appropriately with the MEC Separation Resolution on which the REIT Conversion Resolution also depended;

         (d) the Special Committee did not come up with any substantive objection to the REIT Conversion Resolution and presented flawed objections to the MEC Separation Resolution;

         (e) the Special Committee gave a different quality of access to MID and its advisers than Greenlight and interacted with Greenlight in a manner that would allow MID to enjoy and exploit a timing advantage vis a vis Greenlight in its proxy solicitation campaign even though the Special Committee has a fiduciary duty to represent the interests of all of MID's shareholders;

         (f) the Special Committee assigned inordinate weight to MEC's interests compared to the interests of MID and its shareholders by letting their fear of removal by Stronach and uncritical acceptance of Stronach's grandiose vision for MEC dictate its analysis;

         (g) the Special Committee failed to recognize that its belief that MEC was poised for a value increase, even if correct, would not in any way be compromised by separating MEC and MID;

         (h) the Special Committee failed to appreciate that MEC's current difficulty raising money on reasonable terms is not consistent with the suggestion that MEC is poised for an increase in value and that any such increase in value depends upon achieving operational improvements and cost savings that have historically eluded MEC;

         (i) the Special Committee repeatedly misdirected itself by dismissing the Proposals as a short-sighted attempt to realize a short-term increase in MID's stock price and failing to recognize that the Proposals not only would have had an immediate positive impact on MID's share price but would also have increased MID's long-term value; and

         (j) the Special Committee did not determine that MID shareholder value would be higher under the current structure than if the Proposals were implemented.

95. In summary, both in its pre-meeting conduct and in its analysis of the Proposals, the Special Committee process was so lacking in substance that it should be regarded as a sham. MID and the Special Committee unfairly disregarded the interests of the Applicants and did not put forward valid or credible reasons for rejecting the Proposals.

96. In addition, it is likely that the Special Committee rejected the REIT Conversion Resolution because REITs are expected to distribute substantial cash and therefore MID would have had less cash available to funnel into MEC and would be less able to continue to act as banker to MEC to finance Stronach's grandiose vision. Although MID has publicly stated it is a "growth" company, it has never made any investments in non-Magna affiliated entities, which would benefit shareholders directly by diversifying MID's operations but would not be in Stronach's interest.

PUBLIC SHAREHOLDERS OVERWHELMINGLY ENDORSE GREENLIGHT PROPOSALS AT MID ANNUAL AND SPECIAL MEETING

97. Despite Stronach's opposition, the conduct of the Special Committee and an expensive campaign by MID management to defeat the Proposals, the Proposals prevailed among public investors in the proxy contest. At the annual and special meeting of MID held May 4, 2005, over 92% of Class A shareholders present or represented by proxy (excluding shares controlled by Stronach) voted in favour of the MEC Separation Resolution. The REIT Conversion Resolution was supported by over 87% of those shareholders. The Class A shareholders also showed their lack of support for the MID Board by withholding a majority of the votes to support the re-election of the Board.

98. But for Stronach's vote against the Proposals, they would have been adopted.

99. Immediately after the meeting, MID issued a press release dated May 4, attached as Exhibit CC, which described the outcome of the vote, but did not explain to shareholders that without Stronach's intervention through super-voting shares, the Proposals would have been overwhelmingly accepted.

100. In that press release of May 4, Mr. Simonetti, Chief Executive Officer of MID, stated:

                  "The Board, the Special Committee and MID management will consider the results of today's votes as part of our continuing commitment to manage MID's business and our investment in MEC in the long term best interests of MID and all its shareholders."

101. In my view, the overwhelming support by public shareholders for the Proposals in the face of Stronach's statement in the Management Circular that he would vote against them meant that:

         (a) the public shareholders of MID who hold Class A Shares had an opportunity to consider the analysis of the Special Committee and of MID management together with its business plan and do not support the conclusions arrived at by MID;

         (b)      MID and MEC should now be separated;

         (c) in view of the level of support for the MEC Separation Resolution, public shareholders do not want further resources dedicated to MEC ventures;

         (d) MID should proceed with the implementation of changes necessary to convert it into an income-oriented vehicle with an optimized capital structure and large ongoing distributions of cash flow from the real estate portfolio; and

         (e) the public shareholders of MID do not support MID's Board of Directors and do not believe they can appropriately govern the company under the current dual-class voting structure and in the face of Stronach's oppressive influence.

102. These messages have been communicated by holders of the majority of MID's equity. Neither MID nor its Board of Directors can proceed as if the vote never occurred without unfairly disregarding the interests of Class A shareholders of MID who are the true economic owners of the enterprise.

103. At the annual meeting, I, on behalf of the Applicants, indicated that in view of the clear direction being issued by the majority of the equity owners of MID, it would not be necessary to devote much further study to the Board's next steps. Despite the commitment made in MID's May 4 press release about "considering the results of today's votes" and repeated the following day in MID's first quarter earnings conference call by Mr. Simonetti, no further action to address shareholder concerns about MEC has been announced in the intervening months by MID, its Board of Directors or its Special Committee. Yet additional funding has been provided to MEC, in the form of the Bridge Loan announced on July 22, 2005.

104. The following statements made by Stronach at the May 4 annual meeting show a determination to pursue the Stronach agenda vis a vis MEC. Investors like Greenlight and other public MID investors are dismissed as shortsighted. The statements illustrate the need for judicial intervention to have the Proposals implemented because it is clear that Mr. Stronach will not submit his plans to approval by the public shareholders as long as he and the Board he can remove at will are in agreement. At the May 4, 2005 annual meeting at which the Proposals were overwhelmingly approved by the public holders of Class A Shares, Stronach commented as follows (on page 27 of Exhibit BB):

         "...as I said early on, I have full understanding. You, the institutions that also have shareholders sometimes they might push a little harder, they want to have a greater return, I all understand that, but we always try to spell out a clear framework. I have never broken any rules. I've always stayed within the rules and regulations that I always made it clear to the shareholders AND I'VE ALWAYS COME BACK ON THE VERY IMPORTANT ASPECT, I'VE ALWAYS COME BACK TO THE SHAREHOLDERS TO GET THEIR APPROVAL. I THINK THAT'S VERY IMPORTANT. Quickly on MEC, that you fully understood that you might be missing out in something. ... I can see that our horse racing or gambling or betting program, which I see it more like a global lottery corporation. I can see that we eventually have maybe, we might be in 500 million to a billion households, because horses, there is no religion involved, there's no politics involved, there's no racism involved, it's very popular all over the world and about 30-40 years ago horse racing in America at about 60-80% of the gambling market. So there's this enormous potential. But this global or to be a global dominant player, that, you know, it's not cheap. It has, has a certain price involved but we are well under way, we have now, again and MEC is a young company, I think we now have very, I think we got a very good management team together now and I'm very positive about that and I should add too that $900 billion is only, is only, that's only a gambling in America. You have perhaps another $2,000 billion in the rest of the World. So we have a chance, we have a chance eventually to be a $300 billion to $600 billion company, the largest company in the World. I know when I said years ago that Magna eventually would be a billion dollar company some thought well that Frank Stronach is nuts. But I think I am a very logical person. I am a very dedicated person. I am a very open person and very transparent and I am committed to both shareholders values for everyone, also for the employees ... also for the country. We want to be good corporate citizens. That's the message I want to get, we're always you know, we are always willing to talk because any time when you got institutions, which are unhappy, IT'S NOT A GOOD THING, SO IT'S VERY IMPORTANT FOR EVERYBODY'S SAKE THAT WE COME TO A CONSTRUCTIVE CONCLUSION, BUT WE DO HAVE A VISION AND THAT VISION IS SHARED BY THE BOARD AND MYSELF that we have the potential to be one of the very, very, very great companies in the world." (emphasis added)

105. MID, its Board of Directors and its Special Committee have had a reasonable opportunity to re-consider the position adopted in their Management Circular and have not altered that position. In fact, the Bridge Loan announced July 22, 2005 by MID for MEC continues MID's role as MEC banker and envisages loan repayments out of currently speculative asset disposition proceeds or proceeds of hypothetical public securities offerings by MEC.

106. MID is not in the bridge lending business. While MEC is providing security for the loans, it is doubtful that MID would ever realize on its security and impair the value of its equity investment in MEC.

107. MID is unwilling to put a cap on the amount of its resources that it will invest in MEC. It would appear that neither MID's financial advisers nor those of the Special Committee have provided opinions that the Project Financings or the Bridge Loan is fair from a financial point of view to the shareholders of MID other than Stronach.

108. The Bridge Loan followed weeks of fruitless without prejudice discussions between Greenlight and MID management. MID unilaterally and without Greenlight consent revealed to a securities analyst that a confidentiality agreement had been executed and that discussions had occurred. The securities analyst was able to conclude that the transactions had been discussed in advance with Greenlight. In my view this was intended to convey and did convey, the misimpression that Greenlight accepted or viewed the Bridge Loan neutrally. The Bridge Loan and the manner in which it was disclosed by MID unfairly disregarded the Applicants' interests. In the circumstances, and for the reasons explained herein, it has been necessary to make the present application and to apply for a remedy that permits, among other things, the Proposals to be implemented and Stronach's control to be removed.

STRONACH AGENDA HAS PRODUCED OPPRESSIVE OUTCOME

109. Stronach's role in relation to MID and MEC is unique and his influence is entirely disproportionate to his equity stake in either business. He is identified with each company and speaks for them. He is a director and chairman of both companies. He is the founder of and controls Magna, MID's most important customer. The MID Board of Directors recognizes that he can remove them at will. They and MID management recognize that he also exerts very significant influence over Magna, MID's key tenant, and through Magna on its access to future industrial property investments. Stronach has chosen directors and managers who are impressed by him and his success in the automotive business. He has chosen directors and managers who have admitted they look to him for strategic direction and who can be depended on to follow his lead.

110. Stronach has demonstrated a repeated willingness to remove anyone who disagrees with him. In less than 2 years, millions of dollars have been paid in MID management termination settlements. Stronach is on his fourth MID CEO in less than 2 years.

111. Stronach was and is a strong proponent of using MID's balance sheet, through complete merger or otherwise, to execute his grandiose plans for MEC. The plan may be said to be grandiose because, as described by MEC's current CEO and Stronach himself (Exhibit BB at page 21), it envisages MEC (which has lost money for four years and is expected to continue to do so) becoming profitable in two years and becoming a "$300 billion to $600 billion company, the largest company in the world." (see paragraph 104). Stronach is aware of the views of MID's public shareholders, but as he is a very wealthy man with only a trivial economic interest in MID, shareholder value destruction at MID is of minimal concern to him and he is intent only on pursuing his grandiose agenda.

112. It is also clear based on statements that Stronach has put to me directly that he would oppose any step taken by the MID Board of Directors to abridge the extent of his influence over MEC (see paragraph 59).

113. In addition, and as indicated above at paragraph 93, Mr. Simonetti repeatedly intimated at the shareholder meeting (Exhibit BB) and at the next day's investor call that Magna had to remain "comfortable" with MID and that Magna's business could not be regarded as guaranteed. For example, in response to a question about his plans to acquire real estate, John Simonetti replies that he has a "to-do list on the Magna-side" and that "the first thing is to get back in their [Magna's] face and do current projects and make sure I don't lose any more of that business..." Attached as Exhibit DD is a transcript of MID's Q1 2005 Earnings Conference Call. To suggest that Greenlight's actions have caused the loss of business is preposterous. The operations people at MID who respond to Magna development opportunities are not those whose attention has been diverted by the activities of the last months. These remarks are meant to intimidate MID shareholders and to convey Stronach's displeasure. Stronach believes he has little to lose from such tactics.

114. Stronach has affected the expectations of the Applicants and other Class A shareholders by purporting to be interested in their views, inviting dialogue with them and by acceding in September 2004 to the withdrawal of the Privatization. He was clearly among those at MID who had supposedly "heard the concerns of certain of our shareholders about acquiring the rest of MEC." Stronach acknowledged at the annual meeting (Exhibit BB at page 25) that, "When shareholders want to invest in apples, they don't want to invest in pears". Shareholders have clearly expressed their desire that the MEC apple should be separated from the MID pear, yet he insists on maintaining a value-destroying fruit cocktail.

115. Stronach said, "he always comes back to the shareholders to get their approval. I think this is very important." On the same day, about 90% of the shareholders disapproved of his grandiose vision and he has ignored their loud and clear message.

116. The Privatization was an example of MID not proceeding with something the Class A shareholders opposed and that was contrary to shareholder expectations; however, it has not reduced MEC's dependence on MID for resources or the willingness of MID to respond to the MEC need for resources. In fact, MID has proposed to increase such reliance.

117. Stronach's exclusive right to remove and elect the Board and the Board's avowed intention to let Stronach's track record with Magna be their justification for pursuing his grandiose agenda in relation to MEC make it necessary to bring the present application. Class A shareholders have had the benefit of the views of both Greenlight, MID management and the Special Committee in relation to the Proposals. They have elected to overwhelmingly support the Proposals. The exercise of a veto by a holder of less than 1% of the total equity is surely oppressive.

118. The Applicants believe that despite the ostensible commitment to shareholder regard and constructive dialogue with MID's institutional investors reflected in the passage quoted above, Stronach in fact has engaged and continues to engage in a pattern of conduct as Chairman, director and through his shareholdings that requires a remedy. At a minimum, that remedy must deprive Stronach of his ability to veto what the vast majority of equity owners of MID direct be done to preserve and enhance the value of their investment.

CONDUCT OF THE SPECIAL COMMITTEE HAS ALSO BEEN OPPRESSIVE

119. The Special Committee was established in January 2004 to consider any proposed transactions between MID and MEC or Magna. The Special Committee was initially comprised of Barry Byrd, who acted as Chairman and is still on the Board, and two other MID board members, Philip K. Fricke and Manfred Jakszus. The original orientation of the Special

Committee was to consider transactions on a project-by-project basis. This was emphasized by Mr. Tobin in the course of the earnings conference call that occurred on March 10, 2004. On page 10 of Exhibit C, Mr. Tobin says:

         "And the other question as you put, of course, was the issue how we would value or evaluate potential deals with MEC and the answer I want to give you that one the clear answer is that we look at them on a case-by-case basis. We want to look at where we saw real opportunities for MID."

120. Two days before the earnings conference call, the Special Committee took it upon itself to consider whether instead of a project-by-project approach for transactions between MID and MEC, a privatization of MEC should instead be considered as an alternative. See page 30 of Exhibit P.

121. The Special Committee met with its financial and legal advisers and members of MID's management and MID's financial and legal advisers several times from May through July 2004, to discuss the possible privatization of MEC before making its announcement to go ahead with the Privatization in July 2004.

122. In recommending the Privatization, the Special Committee and the Board deviated fundamentally from MID's business strategy, which was to actively run a real estate business and to monitor a strategic investment in MEC which was a separately managed public company.

123. The Special Committee and the Board of MID unfairly disregarded shareholders' expectations which had always been based on MID's core business and the separateness of that core real estate business from the investment in MEC. The Special Committee, the Board and MID management as clearly indicated by Mr. Tobin in his remarks, had changed course to facilitate the Stronach related party transactions. The Special Committee lost its ability to independently or objectively analyze proposals that envisaged the separation of MID and MEC.

124. The withdrawal of the Privatization in the face of strong shareholder opposition, including the Applicants', raised expectations that MID would recognize how it had deviated from its originally announced corporate strategy in pursuing the Privatization in the first place. Yet to the contrary, the Special Committee devoted the balance of 2004 to the approval of MID's Project Financings. The Special Committee first avoided Greenlight then Stronach and the rest of the Board of Directors of MID did not refer the Greenlight's proposals to the Special Committee until Greenlight forced the issue with a requisitioned shareholders meeting.

125. By the time that the mandate of the Special Committee was expanded to consider the Proposals, the Special Committee and the Board were firmly committed to an agenda that envisaged the further de facto integration of MID and MEC by making MID's balance sheet available to support the MEC business plan. A majority of its members had been associated with two attempts to combine MID and MEC resources.

126. Combined with Stronach's history of replacing people who disagree with him and his explicit threat to do so again in this case, there has never been any realistic likelihood that the Special Committee would or could, in light of its previous supposedly independent recommendations in favour of related party transactions, react favourably to Proposals to separate the two businesses. The Special Committee was already committed to the Stronach agenda and could not function independently.

127. It was never realistic to believe the Special Committee would act in MID's best interest and against Stronach's grandiose vision. While the Special Committee employed lawyers and financial advisers to assist it, it has never disclosed what advice it has received. While MID has made much of its use of advisors, the Special Committee never even disclosed the actual conclusions of its advisers, much less any of its underlying analysis. The Special Committee's attitude is clearly conveyed by the following statements made at the May 4 MID shareholders meeting (Exhibit BB) by Mr Young, the Special Committee Chairman, at page 9:

         "But out of respect for a track record that has proven to be rather remarkable and because we believe it's the right thing to do, MID in the view of the Special Committee and subsequently in the view of the Board, determined that it was in the best interest of shareholders to build on the position that we already have in MEC because we believe. Other people will have their doubts, and that's totally legitimate, but we believe that MEC and the vision that surrounds it has a great future."

         "So our analysis of Mr. Einhorn's proposals has been independent and, we believe, thorough. We were not influenced by members of Management or other members of the Board, or by Mr. Stronach. This company was built in a framework that people understood. There was a long history of how previous companies that had somewhat similar structures operated with Mr. Stronach's participation and when I did my due diligence before coming on to this Board, I had to determine whether or not the track record demonstrated not only a philosophy and an approach but also results that could be measured by over 80,000 people going to work today around the world in companies that believe in the same strategy as we are taking here. ... I know it's been difficult, that they've had to look at a lot of different issues but the bottom line is, this is a path that has been trod before. It has been successful before, it will be successful again."

128. In approaching its work, the Special Committee misdirected itself in a number of ways:

         (a) with respect to the Privatization, it failed to consider how the merger of the two companies was fundamentally at odds with the corporate strategy originally explained to shareholders and consistently reinforced by MID management;

         (b) when the Privatization was withdrawn, the Special Committee failed to consider the impact on investor expectations created by the withdrawal of a proposal to integrate

                                      -56-


                  the two businesses. Holders of Class A Shares had a legitimate expectation that any transactions that occurred between MID and MEC would respect the original corporate strategy;

         (c) in approaching the Proposals, the Special Committee took insufficient steps to understand the Proposals or discuss them, or to analyze the Proposals. Instead it misdirected itself by characterizing its own acknowledgement of the value creation from the Proposals as "short-term";

         (d)      contrary to the expectation of shareholders, MID, the Special
                  Committee and the Board of Directors are allowing the financing demands of an entity in which it holds an equity interest to drive MID's business plan and has completely taken for granted that any options inconsistent with Stronach's MEC vision need not be considered;

         (e) the rationale given by the Special Committee for injecting more funds in MEC and opposing a separation of MID and MEC has more to do with faith in Stronach's track record with Magna than MEC's realistic prospects and ignores an evaluation of the best interests of MID;

         (f) by failing to take action in the face of clear direction from the holders of the majority of the equity of MID, the Special
                  Committee has unfairly disregarded their interests.


SWORN BEFORE ME                                 )
at the City of New York, in the State of New    )
York, in the United States of America           )
this             day of August, 2005.           )
                                                )
                                                )
                                                )
                                                )
                                                )
                                                )   /s/ DAVID EINHORN
----------------------------------------------  )  -----------------------------
                                                )          DAVID EINHORN
                                                )
A Notary Public


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BETWEEN:

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
  Greenlight Capital Inc. et al    - and -    Frank Stronach et al
                                                                                                           Court File No.


                                                                                                  ONTARIO
                                                                                         SUPERIOR COURT OF JUSTICE
                                                                                             [COMMERCIAL LIST]

                                                                              Proceeding Commenced at Toronto

                                                                           ----------------------------------------------

                                                                                        AFFIDAVIT OF DAVID EINHORN

                                                                           ----------------------------------------------

                                                                               MCCARTHY TETRAULT LLP
                                                                               Box 48, Suite 4700
                                                                               Toronto Dominion Bank Tower
                                                                               Toronto, ON  M5K 1E6

                                                                               R. PAUL STEEP
                                                                               Tel.     (416) 601-7998
                                                                               Law Society No. 21869L

                                                                               RENE SORELL
                                                                               LSUC#: 17613G
                                                                               Tel:    (416) 601-7947

                                                                               SARIT E. BATNER
                                                                               LSUC#: 42797N
                                                                               Tel: (416) 601-7756
                                                                               Fax: (416) 868-0673
                                                                               Solicitors for the Applicants